December 2, 2022

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Stertzel
Melissa Gilmore
Bradley Ecker
Erin Purnell

Re:	Moolec Science SA
Registration Statement on Form F-4
File No. 333-267912

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-4 (File No. 333-267912) filed by Moolec Science SA (the “Company”) with the U.S. Securities and Exchange Commission on October 17, 2022, as amended (the “Registration Statement”).

The Company hereby requests the Registration Statement to be made effective at 4:00pm, Eastern Time, on December 5, 2022, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Once the Registration Statement is effective, please confirm effectiveness with our counsel, Linklaters LLP, by calling Matthew Poulter at (212) 903-9306.

Very truly yours,

Moolec Science SA

By:	/s/ Gastón Paladini
Name:	Gastón Paladini
Title:	Class A Director

cc:	Matthew S. Poulter and Pierre-Emmanuel Perais, Linklaters LLP
Robert Bennett, LightJump Acquisition Corporation
Leib Orlanski and Matt Ogurick, K&L Gates LLP